                                   EXHIBIT 99A

                                                          THE DEXTER CORPORATION

CONDENSED STATEMENT OF INCOME


                                               Three Months Ended June 30              Six Months Ended June 30
In thousands of dollars                  -------------------------------------  ------------------------------------
(except per share amounts)                  1997          1996        Change        1997         1996       Change
--------------------------------------------------------------------------------------------------------------------
REVENUES
Net sales                                $ 293,225      $ 285,701      +  3%      $565,485     $562,928
Other income                                 2,702          3,022      - 11%         6,926        5,197      + 33%
                                         ---------      ---------                 --------     --------
                                           295,927        288,723      +  2%       572,411      568,125      +  1%

EXPENSES
Cost of sales                              187,240        187,756                  362,542      370,281      -  2%
Marketing and administrative                58,999         56,157      +  5%       116,049      112,394      +  3%
Research and development                    13,716         13,175      +  4%        27,057       26,018      +  4%
Interest                                     5,489          5,376      +  2%        10,298       10,742      -  4%
Gain on divestiture of product lines                       (2,719)                              (2,719)
                                         ---------      ---------                 --------     --------

INCOME BEFORE TAXES                         30,483         28,978      +  5%        56,465       51,409      + 10%
Income taxes                                10,975         10,287      +  7%        20,328       18,250      + 11%
                                         ---------      ---------                 --------     --------

INCOME BEFORE MINORITY INTERESTS            19,508         18,691      +  4%        36,137       33,159      +  9%
Minority interests                           3,511          4,298      - 18%         7,268        7,618      -  5%
                                         ---------      ---------                 --------     --------

NET INCOME                               $  15,997      $  14,393      + 11%      $ 28,869     $ 25,541      + 13%
                                         =========      =========                 ========     ========


NET INCOME PER SHARE                     $    0.70      $    0.61      + 15%      $   1.25     $   1.07      + 17%

DIVIDENDS DECLARED PER SHARE             $    0.24      $    0.22      +  9%      $   0.48     $   0.44      +  9%

AVERAGE SHARES OUTSTANDING (000)            22,924         23,657      -  3%        23,099       23,828      -  3%
--------------------------------------------------------------------------------------------------------------------


See accompanying notes to the consolidated financial statements.

                                   EXHIBIT 99B


                                                          THE DEXTER CORPORATION
CONDENSED STATEMENT OF FINANCIAL POSITION


                                                  June 30      December 31      June 30
In thousands of dollars                        -----------------------------------------
(except per share amounts)                         1997           1996           1996
----------------------------------------------------------------------------------------
ASSETS
Cash and short-term securities                  $ 100,529      $ 103,420      $  75,058
Accounts receivable, net                          207,166        178,093        202,586
Inventories
    Materials and supplies                         58,394         58,290         58,761
    In process and finished                       117,274        110,457        111,640
    LIFO reserve                                  (18,833)       (19,836)       (22,502)
                                                ---------      ---------      ---------
                                                  156,835        148,911        147,899
Prepaid and deferred expenses                      32,570         29,987         33,035
                                                ---------      ---------      ---------
    Total current assets                          497,100        460,411        458,578

Property, plant and equipment, at cost, net       336,528        334,266        311,878
Excess of cost over net assets of
    businesses acquired                            76,305         71,906         73,433
Other assets                                       49,914         87,221         82,416
                                                ---------      ---------      ---------
                                                $ 959,847      $ 953,804      $ 926,305
                                                =========      =========      =========


LIABILITIES & SHAREHOLDERS' EQUITY
Short-term debt                                 $  10,610      $   5,111      $   3,979
Current installments of long-term debt             26,578         12,297         17,903
Accounts payable                                   98,147         91,855         83,376
Accrued liabilities and taxes                     105,081        101,691         99,371
Current environmental reserves                      2,102          1,358          1,268
Dividends payable                                   5,493          5,170          5,175
                                                ---------      ---------      ---------
    Total current liabilities                     248,011        217,482        211,072

Long-term debt                                    188,807        209,952        208,660
Deferred items                                     50,460         46,874         47,876
Long-term environmental reserves                   14,220         14,978         15,361
Minority interests                                 97,678         90,403         83,411

Shareholders' equity
    Common stock and paid-in capital               36,038         36,495         34,169
    Retained earnings                             393,293        375,480        362,654
    Currency translation effects                  (15,412)        (2,187)        (5,206)
    Treasury stock                                (53,248)       (35,673)       (31,692)
                                                ---------      ---------      ---------
        Total shareholders' equity                360,671        374,115        359,925
                                                ---------      ---------      ---------
                                                $ 959,847      $ 953,804      $ 926,305
                                                =========      =========      =========


EQUITY PER SHARE                                $   15.75      $   15.94      $   15.30
----------------------------------------------------------------------------------------


See accompanying notes to the consolidated financial statements.

                                   EXHIBIT 99C

                                                          THE DEXTER CORPORATION

CONDENSED STATEMENT OF CASH FLOWS

                                                          Six Months Ended June 30
                                                         --------------------------
In thousands of dollars                                      1997          1996
-----------------------------------------------------------------------------------
OPERATIONS
Net income                                                $  28,869      $ 25,541
    Noncash items
        Depreciation and amortization                        22,585        22,903
        Gain on divestiture of product lines                               (2,719)
        Income taxes not due                                    803        10,250
        Minority interests                                    7,268         7,618
        LIFO inventory credit                                (1,003)       (2,207)
        Equity in net income of affiliates                   (2,997)       (2,076)
        Other                                                   (74)        3,367
Operating working capital increase                          (27,310)      (12,182)
                                                          ---------      --------
                                                             28,141        50,495
                                                          ---------      --------
INVESTMENTS
Property, plant and equipment                               (27,380)      (22,942)
Acquisitions                                                (19,175)      (12,332)
Divestitures                                                 41,578        34,913
Joint ventures                                                1,468         3,246
Proceeds from exercise of LTI stock options                   2,434         1,250
Other                                                         2,173        (3,656)
                                                          ---------      --------
                                                              1,098           479
                                                          ---------      --------
FINANCING
Long-term debt                                               (6,160)       (1,344)
Short-term debt, net                                          5,512        (9,570)
Dividends paid                                              (10,733)      (10,607)
LTI dividends paid to minority interest shareholders           (870)         (709)
Purchase of treasury stock                                  (20,517)      (21,434)
Other                                                         1,663         2,645
                                                          ---------      --------
                                                            (31,105)      (41,019)
                                                          ---------      --------
(DECREASE) INCREASE IN CASH AND SHORT-TERM SECURITIES     $  (1,866)     $  9,955
                                                          =========      ========


RECONCILIATION OF (DECREASE) INCREASE IN
   CASH AND SHORT-TERM SECURITIES
Cash and short-term securities at beginning of period     $ 103,420      $ 65,542
Cash and short-term securities at end of period             100,529        75,058
                                                          ---------      --------
(Decrease) Increase in cash and short-term securities
     per Statement of Financial Position                     (2,891)        9,516
Currency translation effects                                  1,025           439
                                                          ---------      --------
                                                          $  (1,866)     $  9,955
                                                          =========      ========


INTEREST PAID                                             $   9,679      $ 10,741

TAXES PAID                                                $  19,525      $  8,000

--------------------------------------------------------------------------------
See accompanying notes to the consolidated financial statements.

                                   EXHIBIT 99D

                                                          THE DEXTER CORPORATION
NET SALES BY MARKET

                                Three Months Ended June 30         Six Months Ended June 30
                             -------------------------------   ---------------------------------
In thousands of dollars        1997         1996     Change      1997         1996      Change
------------------------------------------------------------------------------------------------

AEROSPACE                    $ 15,713     $ 12,506     +26%     $ 29,184     $ 24,533     +19%


ELECTRONICS                    54,018       48,022     +12%      103,849       97,478     + 7%


FOOD PACKAGING (1)             72,454       70,124     + 3%      137,278      137,505


MEDICAL                       109,163      102,535     + 6%      214,566      201,285     + 7%


OTHER (2)                      41,877       52,514     -20%       80,608      102,127     -21%
                             --------     --------              --------     --------

CONSOLIDATED                 $293,225     $285,701     + 3%     $565,485     $562,928
                             ========     ========              ========     ========

--------------------------------------------------------------------------------

(1) The effect of businesses acquired increased net sales to the Food Packaging market by $5.1 million, or 7%, for the quarter, and $7.8 million, or 6%, year-to-date.

(2) The effect of businesses divested decreased net sales in the "Other" category by $10.2 million, or 19%, for the quarter, and $19.3 million, or 19%, year-to-date.

                                   Exhibit 99e


                             The Dexter Corporation
                   Notes to Consolidated Financial Statements


Note 1 - In the opinion of company's management, the unaudited financial statements reflect adjustments of a normal recurring nature which are necessary to present a fair statement of the results for the interim periods. The notes to the consolidated financial statements including management's discussion in Part 1, Item 2 of this Form 10-Q are incorporated as part of these consolidated financial statements. The year-end condensed balance sheet data was derived from audited financial statements.

Note 2 - Net income per share figures in the consolidated Condensed Statement of Income are based on the weighted average number of shares outstanding as indicated for each period. No effect has been given to stock options or restricted stock awards outstanding as no material dilutive effect would result from the inclusion of these items.

         In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, Earnings per Share (the "Statement"), which is required to be adopted on December 31, 1997. At that time, the Company will be required to change the method currently used to compute earnings per share and to restate all prior periods. The impact of the Statement on the calculation of earnings per share amounts for the three and six month periods ended June 30, 1997 and 1996 is not expected to be material.

Note 3 - The following are included as components of Common Stock and Paid-in Capital.

COMMON STOCK & PAID-IN CAPITAL   JUNE 30,     DECEMBER 31,   JUNE 30,
(IN THOUSANDS OF DOLLARS)          1997          1996          1996
------------------------------   --------     ------------   --------
Common stock                     $ 24,984      $ 24,984      $ 24,984
Paid-in capital                    16,142        14,669        13,761
Unrealized losses on
  investments                        (375)         (174)         (490)
Unearned compensation on
  restricted stock                 (4,509)       (2,780)       (3,613)
Pension liability adjustment         (204)         (204)         (473)
                                 --------      --------      --------
                                 $ 36,038      $ 36,495      $ 34,169
                                 ========      ========      ========

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Shareholders and Board of Directors of The Dexter Corporation

We have reviewed the accompanying condensed statement of financial position of The Dexter Corporation as of June 30, 1997 and 1996, and the related condensed statement of income for the three and six month periods then ended, and condensed statement of cash flows for the six month period then ended. These financial statements are the responsibility of the company's management.

We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements for them to be in conformity with generally accepted accounting principles.

We have previously audited, in accordance with generally accepted auditing standards, the consolidated statement of financial position of The Dexter Corporation as of December 31, 1996, and the related consolidated statements of income, cash flows, and changes in shareholders' equity for the year then ended (not presented herein); and in our report dated February 4, 1997, we expressed an opinion which included an explanatory paragraph regarding the adoption of SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, and SFAS No. 123, Accounting for Stock-Based Compensation on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed statement of financial position as of December 31, 1996, is fairly stated, in all material respects, in relation to the consolidated statement of financial position from which it has been derived.


/s/ Coopers & Lybrand L.L.P.
COOPERS & LYBRAND L.L.P.


Springfield, Massachusetts
July 16, 1997